NO ACT

DC
PE
1-29-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

08023798

Received SEC
JAN 29 2008
Washington, DC 20549

January 29, 2008

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/29/2008

Re: Johnson & Johnson

Dear Ms. Ising:

This is in regard to your letter dated January 29, 2008 concerning the shareholder proposal submitted by TIAA-CREF for inclusion in Johnson & Johnson's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that Johnson & Johnson will include the proposal in its proxy materials, and that Johnson & Johnson therefore withdraws its December 21, 2007 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

William A. Hines
Special Counsel

cc: John C. Wilcox
Senior Vice President,
Head of Corporate Governance
TIAA-CREF
730 Third Avenue
New York, NY 10017

PROCESSED
FEB 06 2008
THOMSON
FINANCIAL

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
eising@gibsondunn.com

December 21, 2007

Direct Dial
(202) 955-8287

Fax No.
(202) 530-9631

Client No.
C 45016-01913

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Shareholder Proposal of TIAA-CREF*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Johnson & Johnson (the "Company"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (collectively, the "2008 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from TIAA-CREF (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the

Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal requests that the Company's Board of Directors "adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company management, seeking an advisory vote of shareholders to ratify and approve the board Compensation Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis." The Proponent submitted the Proposal on November 12, 2007. A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(11) because it is substantially duplicative of a shareholder proposal received on October 18, 2007 from Mr. William Steiner (the "Prior Proposal"). The Prior Proposal requests that the Company's Board of Directors "adopt a policy that provides shareholders the opportunity at each annual meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers . . . set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis." A copy of the Prior Proposal is attached to this letter as Exhibit B.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(11) Because It Is Substantially Duplicative of a Previously Submitted Proposal.

Rule 14a-8(i)(11) provides that a shareholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976).

When two substantially duplicative proposals are received by a company, the Staff has indicated that the company must include the first of the proposals in its proxy materials, unless the proposal may otherwise be excluded. *See, e.g., Great Lakes Chemical Corp.* (avail.

Mar. 2, 1998); *Pacific Gas and Electric Co.* (avail. Jan. 6, 1994); *Atlantic Richfield Co.* (avail. Jan. 11, 1982). The Company received the Prior Proposal almost one month before receiving the Proposal, and the Company anticipates including the Prior Proposal in the 2008 Proxy Materials. Consequently, the Proposal may be properly omitted as substantially duplicative of the Prior Proposal.

Pursuant to Staff precedent, the standard applied in determining whether proposals are substantially duplicative is whether the proposals present the same "principal thrust" or "principal focus," not whether the proposals are identical. *See, e.g., Qwest Communications Int'l, Inc.* (avail. Mar. 8, 2006); *The Home Depot, Inc.* (avail. Feb. 28, 2005); *Bank of America Corp.* (avail. Feb. 25, 2005); *Pacific Gas & Electric Co.* (avail. Feb. 1, 1993). The Proposal and the Prior Proposal have the same principal thrust and focus because both seek to give shareholders an advisory vote on executive compensation based on the expanded disclosure requirements of the Commission's new compensation disclosure rules. The supporting statements of both the Proponent and Mr. Steiner express the desire that shareholders have a vehicle for expressing their concern about or support for the Company's executive compensation in light of required compensation disclosures. Specifically, each of the supporting statements indicates an intent to see that executive compensation is "in the best interest of shareholders" (Proposal) or, in other words, "aligned with the creation of shareholder value" (Prior Proposal).

The Staff consistently has taken the position that proposals may differ in their terms or scope and still be deemed substantially duplicative for the purposes of Rule 14a-8(i)(11), as long as the proposals have the same principal thrust or focus. For example, in *Comcast Corp.* (avail. Mar. 2, 2006), the Staff concurred with the company's view that a proposal seeking shareholder approval of future executive severance agreements providing benefits in excess of 2.99 times base salary plus bonus was substantially duplicative of an earlier proposal asking the board to eliminate all compensation, including severance pay and retirement benefits, that would cause the compensation of any individual executive to exceed $500,000 a year. Although not identical, the proposals both sought to limit the value of severance benefits for executives, and therefore, the principal thrust and focus of the proposals was the same. Similarly, in *Merck & Co., Inc.* (avail. Jan. 10, 2006), the Staff concurred with the company's view that a proposal seeking adoption of a policy making a significant portion of future stock option grants to senior executives performance-based was substantially duplicative of an earlier proposal asking that the board take the steps needed to see that the company did not award any new stock options or reprice or renew current stock options. Although not identical, both proposals sought future limitations on grants of stock options, and therefore, the principal thrust and focus of the proposals was the same. Likewise, in *Centerior Energy Corp.* (avail. Feb. 27, 1995), the Staff concurred that the company could omit three executive compensation-related proposals from its proxy statement because they were substantially duplicative of a proposal asking the company to place ceilings on executives' compensation, tie compensation to the company's performance, and stop awarding bonuses and stock options. The three proposals requested, respectively, that the company: (1) freeze executive compensation; (2) reduce management size and executive compensation, and eliminate bonuses; and (3) freeze annual salaries and eliminate bonuses. Although not identical, all of the proposals had as their principal thrust and focus the limitation of compensation, and directly or indirectly linking limits on compensation to performance standards. *See also Pacific Gas & Electric Co.* (avail. Feb. 1, 1993) (concurring with company's view that a proposal asking the company to link the chief executive officer's total compensation to company performance was substantially duplicative of two other proposals asking the company to: (1) tie all executive compensation other than salary to performance indicators; and (2) impose ceilings on future total compensation of officers and directors in order to reduce their compensation).

The instant proposals have the same principal thrust and focus—a shareholder advisory vote on executive compensation. The Prior Proposal seeks an advisory vote on the information contained in the Summary Compensation Table, and the Proposal seeks an advisory vote on the information contained in the Compensation Committee Report and the Compensation Discussion and Analysis ("CD&A"). The Summary Compensation Table and the CD&A are integrally related and together, they make up a company's compensation disclosure package. As the Commission has stated, both the Summary Compensation Table and the CD&A are intended "to provide investors with a clearer and more complete picture" of the compensation paid to a company's principal executive officer, principal financial officer, and the other highest paid executive officers. *See* Exchange Act Release No. 54302A (Aug. 29, 2006) at 1, 9, 199, 227. Item 402(b)(1) of Regulation S-K provides for the CD&A to "[d]iscuss the compensation awarded to, earned by, or paid to the named executive officers," while Item 402(c)(1) requires the Summary Compensation Table to provide, in a "tabular format," specific compensation information "concerning the compensation of the named executive officers." As the Commission has recognized, the CD&A functions as "an overview providing narrative disclosure that puts into context the compensation disclosure provided elsewhere." *Id.* at 27-28. The Staff has similarly described the CD&A as "a narrative overview at the beginning of the compensation disclosure, putting into perspective the numbers in the tables that follow it." Staff Observations in the Review of Executive Compensation Disclosure (Oct. 9, 2007). Thus, in seeking a shareholder advisory vote on the CD&A and the Summary Compensation Table, respectively, the Proposal and the Prior Proposal have the same principal thrust and focus and therefore are substantially duplicative for purposes of Rule 14a-8(i)(11).

A primary rationale behind the "principal thrust/principal focus" concept is that the inclusion in a single proxy statement of multiple proposals addressing the same issue in different terms may confuse shareholders and place a company and its board of directors in a position where they are unable to determine the shareholders' will. If the Company were to include both the Proposal and the Prior Proposal in its 2008 Proxy Materials, this would create confusion for shareholders because both proposals ask them to vote on the same subject matter—whether to implement an advisory vote on executive compensation. This is especially true because the Proposal specifically requests an advisory vote on the CD&A, while the Prior Proposal expressly excludes the CD&A from the advisory vote. Moreover, if both proposals were approved by shareholders, the Company could face alternative and inconsistent obligations in order to comply with the terms of each proposal—an advisory vote on the CD&A and an advisory vote excluding the CD&A. The Company would have difficulty determining which advisory vote the shareholders preferred and would be unable to implement both proposals fully.

The Company anticipates including the Prior Proposal in its 2008 Proxy Materials. The Proposal was received almost one month later and addresses the same subject matter as the Prior Proposal. Consistent with the Staff's previous interpretations of Rule 14a-8(i)(11), the Company believes that the Proposal may be excluded as substantially duplicative of the Prior Proposal.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287, my colleague Amy L. Goodman at (202) 955-8653 or Steven M. Rosenberg, the Company's Corporate Secretary and Assistant General Counsel, at (732) 524-2452.

Sincerely,

Elizabeth A. Ising

EAI/lms
Enclosures

cc: Steven M. Rosenberg, Johnson & Johnson
John C. Wilcox, TIAA-CREF
Hye-Won Choi, TIAA-CREF

100354946_6.DOC

EXHIBIT A

TIAA CREF

FINANCIAL SERVICES FOR THE GREATER GOOD®

John C. Wilcox
Senior Vice President,
Head of Corporate Governance
Tel: 212.916.5404
Fax: 212.916.6383

Hye-Won Choi
Vice President,
Associate General Counsel
Tel: 212.916.5647
Fax: 212.916.6383

November 12, 2007

Mr. Steven Rosenberg
Corporate Secretary
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

Dear Mr. Rosenberg:

On behalf of the Boards of Trustees of TIAA-CREF, we are writing to ask that your Board consider voluntarily adopting a shareholder advisory vote on executive compensation. In 2007 TIAA-CREF became the first U.S. entity to adopt and implement the advisory vote. Our trustees strongly support its implementation at portfolio companies. We would prefer to see action taken voluntarily rather than in response to regulation or legislation. For this reason, we are submitting the attached shareholder resolution that calls for you to adopt an advisory vote in the form of a management proposal supported and recommended by your board.

We are mindful that compensation decisions must be made by boards of directors, not shareholders. It is not our intention to micromanage or substitute our judgment on these important and sensitive decisions. However, as a matter of good governance, we believe directors should be held to a high standard of accountability in explaining and justifying their compensation policies and decisions in terms of a company's business strategy and performance. This is the goal of the new SEC disclosure rules, and we believe a shareholder referendum on the content and quality of executive compensation disclosure is the best means to ensure that this goal is achieved.

We hope you will join us in taking a leadership position on this important governance principle. We are willing to consider alternatives to our shareholder proposal, which is intended as a starting point for your board and management to implement an advisory vote in a form best suited to your company and circumstances.

We look forward to your response.

Sincerely,

Proposal Submission

On Behalf of the College Retirement Equities Fund ("CREF"), we hereby submit the enclosed shareholder proposal (the "Proposal") for inclusion in Johnson & Johnson's (the "Company") proxy statement to be circulated to stockholders in connection with the Company's next annual meeting of stockholders. The Proposal asks the Company to offer its stockholders the opportunity at each annual stockholder meeting to cast a non-binding advisory vote on the Company's executive compensation policies set forth in the Board Compensation Committee Report and the Compensation Discussion and Analysis ("CD&A") sections of the proxy statement.

The Proposal is submitted pursuant to Rule 14a-8 of Regulation 14A under the Securities Exchange Act of 1934, as amended, which relates to the submission of stockholder proposals. We are exercising this right by submitting this Proposal, noting the Company's November 15, 2007 filing deadline. If the Company is willing to engage in a dialogue with CREF regarding best practices with respect to its CD&A, we would be open to discussing withdrawal of the Proposal.

CREF is the beneficial owner of approximately 29,735,934 shares of the Company's common stock that have been held continuously for more than a year prior to the date of this submission. CREF and its affiliated mutual funds are long-term holders of the Company's common stock. CREF intends to hold at least $2,000 in market value of the Company's common stock through the date of the Company's next annual meeting of stockholders. The record holder of the stock will provide appropriate verification of CREF's beneficial ownership by separate letter. The undersigned or a designated representative will present the Proposal for consideration at the Company's annual meeting of stockholders.

If you have any questions or wish to arrange a meeting to discuss our concerns, please contact John Wilcox at (212) 916-5404 or Hye-Won Choi at (212) 916-5647. Copies of correspondence, including any request for "no-action" relief submitted to the Staff of the Securities and Exchange Commission, should likewise be directed to our attention at 730 Third Avenue, New York, NY 10017.

Proposal Text

RESOLVED, that the shareholders of Johnson & Johnson (the "Company") recommend that the board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company management, seeking an advisory vote of shareholders to ratify and approve the board Compensation Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis.

Supporting Statement

The recent amendments to the Securities and Exchange Commission's rules governing the disclosure of executive compensation are intended to provide shareholders with clearer and more complete information about the Company's compensation policies, goals, metrics, rationale and cost. The new rules should enable shareholders to make an informed judgment about the appropriateness of the company's compensation program. We believe that a non-binding, advisory vote is an effective way for shareholders to advise the company's board and management whether the company's policies and decisions on compensation have been adequately explained and whether they are in the best interest of shareholders.

An advisory vote would inform management and the board of shareholder views without involving shareholders in compensation decisions. We believe that the results of an advisory vote would encourage independent thinking by the board, stimulate healthy debate within the Company and promote substantive dialogue about compensation practices between the Company and its investors.

We urge you to vote "FOR" this proposal.

STATE STREET.

Jorge Flores
Vice President

Institutional Investor Services
Two World Financial Centre
225 Liberty Street
24th Floor
New York, NY 10281

Telephone: 917-790-4133
Facsimile: 917-790-4290
jflores@statestreet.com

8th November 2007

Mr. Peter Reali
Senior Corporate Government Analyst
TIAA-CREF
730 Third Avenue
New York, NY 10017

Dear Peter:

State Street is the custodian and record owner of stock owned beneficially by the College Retirement Equities Fund (CREF).

As of 1st November 2007, State Street had custody of 29,735,934 shares of Johnson & Johnson, Cusip # 478160104 owned by TIAA-CREF. TIAA CREF has continuously owned this issuer for more than a one-year period ending November 2007.

Sincerely,

Jorge Flores

EXHIBIT B

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Mr. William C. Weldon
Chairman
Johnson & Johnson (JNJ)
One Johnson & Johnson Plaza
New Brunswick, NJ 08933
Phone: 732 524-0400
Fax: 732 524-3300

Rule 14a-8 Proposal

Dear Mr. Weldon,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company cost savings and efficiency please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

William Steiner — 10/12/07
William Steiner — Date

cc: Steven M. Rosenberg <srosenb@corus.jnj.com>
Corporate Secretary
PH: 732-524-2452
FX: 732-524-2185

[JNJ: Rule 14a-8 Proposal, October 18, 2007]
3 – Shareholder Say on Executive Pay

RESOLVED, that shareholders of our company request our board of directors to adopt a policy that provides shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

Investors are increasingly concerned about mushrooming executive pay which often appears to be insufficiently aligned with the creation of shareholder value. As a result, in 2007 shareholders filed more than 60 "say on pay" resolutions with companies, averaging a 42% vote. In fact, seven resolutions exceeded a majority vote. Aflac (AFL) decided to present such a resolution to a shareholder vote in 2009. A bill to provide for annual advisory votes on executive pay passed in the U.S. House of Representatives by a 2-to-1 margin.

Unfortunately our management used a technicality to prevent us from voting on this ascending topic at our 2007 annual meeting.

The advantage of adopting this proposal should also be considered in the context of our company's overall corporate governance. For instance in 2007 the following governance status was reported (and certain concerns are noted):

- The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm, rated our company "Very High Concern" in executive pay – $18 million CEO pay in 2006. This level of pay suggests that executive interests are not closely aligned with shareholder interests. Total shareholder return was negative a 3% in 2006.
- Meanwhile, all other compensation ($2.6 million) is off the charts including payments for personal aircraft use, car services, executive dining room meals, home security, medical examinations and tax reimbursements.

- Charles Prince, Citigroup CEO, was a potentially conflicted outside-related director because of his firm's extensive business dealings with Johnson & Johnson.
- The chairman of our compensation committee had 16-years director tenure – Lack of independence concern.
- We had no Independent Board Chairman – Lack of independent oversight concern.
- No Cumulative voting.
- No right to call a special meeting.
- 80% supermajority vote requirement.

- Our directors still had a $25,000 annual gift program – Conflict of interest concern.
- Four directors also served on boards rated D by the Corporate Library:

1) Mr. Prince	Citigroup (C)	D-rated
2) Ms. Coleman	Meredith Corp. (MDP)	D-rated
3) Mr. Mullin	ACE Limited (ACE)	D-rated
4) Mr. Satcher	MetLife (MET)	D-rated
5) Mr. Reinemund	American Express (AXP)	D-rated
	Exxon (XOM)	D-rated

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes:

Shareholder Say on Executive Pay –
Yes on 3

Notes:
Mr. William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 sponsors this proposal.

The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS
1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
eising@gibsondunn.com

January 29, 2008

Direct Dial
(202) 955-8287
Fax No.
(202) 530-9631

Client No.
C 45016-01913

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Withdrawal of No-Action Letter Request Regarding the Shareholder Proposal of TIAA-CREF*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

In a letter dated December 21, 2007 (the "No-Action Request"), we requested that the staff of the Division of Corporation Finance of the Securities and Exchange Commission concur that our client, Johnson & Johnson (the "Company"), could properly exclude from the proxy materials for its 2008 Annual Meeting of Shareholders a shareholder proposal and statements in support thereof (the "Proposal") received from TIAA-CREF.

Following submission of the No-Action Request, the Company subsequently has determined to include the Proposal in the proxy materials for its 2008 Annual Meeting of Shareholders. Based on this determination, the undersigned on behalf of the Company hereby withdraws the No-Action Request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Steven M. Rosenberg, the Company's Corporate Secretary and Assistant General Counsel, at (732) 524-2452.

Sincerely,

Elizabeth A. Ising /EAI

Elizabeth A. Ising

EAI/jlk

cc: Steven M. Rosenberg, Johnson & Johnson
John C. Wilcox, TIAA-CREF
Hye-Won Choi, TIAA-CREF

100377232_2.DOC

END